As filed with the Securities and Exchange Commission on October 7, 2010

United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SunAmerica Focused Alpha Growth Fund, Inc.

(Name of Subject Company)

SunAmerica Focused Alpha Growth Fund, Inc.

(Name of Filing Persons (Issuer))

Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

867037103

(CUSIP Number of Class of Securities)

John T. Genoy

President

Sun America Focused Alpha Growth Fund, Inc.

Harborside Financial Center,

3200 Plaza 5 Jersey City, NJ 07311

Telephone: 201-324-6414

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation: $97,521,938.87(a)	Amount of Filing Fee: $6,953.31 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 6,106,571 shares of Common Stock of Sun America Focused Alpha Growth Fund, Inc. (30% of the total number of shares outstanding on September 15, 2010) by $15.97 (98.5% of the Net Asset Value per share of $16.21 as of the close of ordinary trading on the New York Stock Exchange on September 15, 2010).

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________________

Form or Registration No.: _____________________________________

Filing Party: _______________________________________________

Date Filed: ________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Sun America Focused Alpha Growth Fund, Inc., a Maryland corporation (the “Fund”), to purchase up to 30% of its issued and outstanding shares of common stock, par value $0.001 per share, or 6,106,571 shares in the aggregate (the “Shares”), at a price equal to 98.5% of the per share net asset value in U.S. Dollars as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the offer expires (the “Pricing Date”), in exchange for a pro-rata portion of each of the securities (other than (i) securities which, if distributed, would be required to be registered under the Securities Act of 1933, as amended (“1933 Act”); (ii) securities issued by entities in countries which restrict or prohibit the holding of securities by non-nationals other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (iii) certain portfolio assets (such as forward currency exchange contracts, futures and options contracts, and repurchase agreements) that include the assumption of contractual obligations, require special trading facilities or can only be traded with the counterparty to the transaction in order to effect a change in beneficial ownership), subject to adjustment for fractional shares and cash held in the Fund’s investment portfolio, upon the terms and subject to the conditions set forth in the enclosed Offer Notice and the related Letter of Transmittal (which together constitute the “Offer”). The offer period will expire at 5:00 p.m. New York City time on November 11, 2010 (“Expiration Date”), unless extended.

Copies of the Offer Notice, dated October 7, 2010, and the Letter of Transmittal, among other documents, have been filed by Sun America Focused Alpha Growth Fund, Inc., as Exhibits to this Schedule TO pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer Notice and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.	Exhibits

(a)(1)(i)	Offer Notice dated October 7, 2010.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated October 7, 2010.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

SUNAMERICA FOCUSED ALPHA GROWTH FUND, INC.

By:	/S/ JOHN T. GENOY
Name:	John T. Genoy
Title:	President

Dated: October 7, 2010